

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Via E-mail
Mr. Curtis O. Kawlewski
Chief Financial Officer
New Ulm Telecom Inc.
27 North Minnesota Street
New Ulm, Minnesota 56073

Re: New Ulm Telecom Inc.
Form 10-K for the year ended December 31, 2011
Filed on March 26, 2012
Form 10-K/A for the year ended December 31, 2011
Filed on October 4, 2012
File No. 0-03024

Dear Mr. Kawlewski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director